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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE TO/A
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                AMENDMENT NO. 1

                               ZAPME! CORPORATION
                       (Name of Subject Company (issuer))

                         GILAT SATELLITE NETWORKS LTD.
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  98912E 10 0
                     (CUSIP Number of Class of Securities)

                         Gilat Satellite Networks Inc.
                              1651 Old Meadow Road
                             McLean, Virginia 22102
                                 (703) 734-9401
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                             Steven G. Tepper, Esq.
                                Arnold & Porter
                                399 Park Avenue
                            New York, New York 10022
                              Tel: (212) 715-1140
                              Fax: (212) 715-1399

                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
                 $52,339,209                                    $10,467.84
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

* For purposes of calculating the filing fee only. This calculation assumes the purchase of a number of shares of common stock, par value $.01 per share, of ZapMe! Corporation (the "Shares"), which together with the Shares Gilat Satellite Networks Ltd. beneficially owned, constitutes 51% of the total number of Shares outstanding as of the last business day prior to the consummation of the Offer.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-1
    1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     N/A                   Filing Party:                   N/A
Form or Registration No.:                   N/A                   Date Filed:                     N/A

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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to RULE 14D-1.

[ ]  issuer tender offer subject to RULE 13E-4.

[ ]  going-private transaction subject to RULE 13E-3.

[X]  amendment to Schedule 13D under RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Gilat Satellite Networks Ltd., an Israeli corporation ("Purchaser") on October 17, 2000, relating to the Offer by Purchaser, to purchase up to the number of shares of common stock, par value $.01 per share (the "Shares"), of ZapMe! Corporation, a Delaware corporation (the "Company"), which, together with the number of Shares Purchaser beneficially owned, constitutes 51% of the Outstanding Shares, at $2.32 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2000 and in the related Letter of Transmittal filed as exhibits
(a)(1)(A) and (a)(1)(B), respectively, with the Schedule TO. This Amendment No. 1 is being filed on behalf of Purchaser. "Outstanding Shares" shall mean the total number of Shares outstanding as of the last business day prior to the consummation of the Offer.

The sole purpose of this Amendment No. 1 is to correct a typographical error in the right hand column headings of each of Schedule A and Schedule B to the Tender Offer Agreement, dated October 3, 2000 (the "Tender Offer Agreement"), by and among Purchaser, the Company, certain stockholders of the Company listed on Schedule A thereto and certain other stockholders of the Company listed on Schedule B thereto, previously filed as Exhibit 2(a) to the statement on
Schedule 13D (the "Schedule 13D"), filed by Purchaser with the Securities and Exchange Commission on October 12, 2000, and subsequently incorporated by reference as Exhibit (d) to the Schedule TO.

The Tender Offer Agreement filed as Exhibit (d) herewith corrects the typographical errors in the right hand column headings of each of Schedule A and Schedule B, previously filed as Exhibit 2(a) to the Schedule 13D, to properly reflect the "Number of Option Shares" and the "Number of Tendered Shares". The names of the Company's stockholders and the number of Shares tendered or subject to the option, as reflected on Schedule A or B, as the case may be, have not been changed or amended in any manner. Other than the headings to Schedule A and Schedule B, this Amendment No. 1 does not affect any other provisions, terms or conditions of the Tender Offer Agreement as filed with Schedule 13D or any of the other information provided on Schedule TO.

ITEM 12.  EXHIBITS

       (d)*                  Tender Offer Agreement, dated October 3, 2000, among
                             Purchaser, the Company and certain stockholders of the
                             Company listed on Schedule A thereto and certain other
                             stockholders of the Company listed on Schedule B thereto.

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* Exhibit 2(a) to Schedule 13D, filed by Purchaser with the Securities &
  Exchange Commission on October 12, 2000, is replaced in its entirety with the Tender Offer Agreement filed as Exhibit (d) herewith.

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

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             /s/ YOAV LEIBOVITCH
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                                  (SIGNATURE)

   Yoav Leibovitch, Chief Financial Officer and Vice President of Finance and
                                 Administration
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                                (NAME AND TITLE)

                                October 19, 2000
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                                     (DATE)

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                               INDEX OF EXHIBITS


EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
(d)*                     Tender Offer Agreement, dated October 3, 2000, among
                         Purchaser, the Company and certain stockholders of the
                         Company listed on Schedule A thereto and certain other
                         stockholders of the Company listed on Schedule B thereto.


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* Exhibit 2(a) to Schedule 13D, filed by Purchaser with the Securities and
  Exchange Commission on October 12, 2000, is replaced in its entirety with the Tender Offer Agreement filed as Exhibit (d) herewith.


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